SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF ISSUER PURSUANT TO SECTION 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934
For the Month Ended	Commission File Number
January, 2008	333-06552

TEMBEC INC.
(Exact name of the registrant as specified in its charter)

MONTREAL, CANADA
(Jurisdiction of Incorporation or Organization)

800, Rene-Levesque Boulevard West, Suite 1050
Montreal, Quebec H3B 1X9
(Address of Principal Executive Offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover Form 20F- or Form 40-F.

        FORM 20-F  ☒                                     Form 40-F  ☐

        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

        Yes  ☐                                                No ☒

        If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):     N/A

EXHIBIT LIST

Exhibit	Description

Exhibit 99.1	Management Proxy Circular dated January 25, 2008
Exhibit 99.2	Letter of Transmittal
Exhibit 99.3	Form of Proxy
Exhibit 99.4	Notice of Special Meeting of Shareholders and Annual Meeting of Shareholders of Tembec Inc. and related Record Date
Exhibit 99.5	Amendment to Previously Filed Notice of Special Meeting of Shareholders of Tembec Inc. and Record Date
Exhibit 99.6	Amendment to Previously Filed Notice of Annual Meeting of Shareholders of Tembec Inc. and Record Date
Exhibit 99.7	Press Release dated January 29, 2008

TEMBEC INC.

SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

January 29, 2008

TEMBEC INC.

/s/ Antonio Fratianni
ANTONIO FRATIANNI
Vice President, General Counsel and Secretary